Form 6-K

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of: June, 2006
Commission File No: 0-30860
Axcan Pharma Inc.
(Name of registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.

Date: June 29, 2006	By:	/s/ Jean Vezina
Name: Jean Vezina
Title: Vice President, Finance

Exhibit Index

99.1	POST-HOC ANALYSES OF PHASE II AND INTERNATIONAL PHASE III ITAX TRIAL DATA PROVIDE INSIGHT TO AXCAN